July 31, 2006

VIA FACSIMILE AND EDGAR

Re:	Evercore Partners Inc.
Registration Statement on Form S-1
File No. 333-134087

Mr. Edwin Adames

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Adames:

We refer to the telephone conversations of the afternoon of July 28, 2006 between you and Mr. Don Walker of the Staff and Mr. David Wezdenko, the Chief Financial Officer, Thomas Gavenda, the Principal Accounting Officer, and Adam Frankel, the General Counsel, of Evercore Partners Inc. in relation to our letters dated July 20, 2006 and July 27, 2006 and the above-referenced Registration Statement relating to the offering of shares of Evercore Partners Inc.’s Class A common stock, par value $0.01 per share. Set forth below are the responses to certain additional queries raised by you during such telephone conversation. To assist your review, we have set out our understanding of each of your queries below. The responses and information described below are based upon information provided to us by Evercore.

Securities and Exchange Commission	-2-	July 31, 2006

1.	Please explain why you have not presented pro forma basic and diluted net income per share for the Class B common stock.

Evercore respectfully advises the Staff that it has considered the presentation of basic and diluted earnings per share of Class B common stock and has determined that such presentation is not qualitatively nor quantitatively material, under Staff Accounting Bulletin 99, Materiality, and as such would not be meaningful to investors. As disclosed in the Registration Statement under the caption “Description of Capital Stock – Common Stock – Class B common stock”, holders of the Class B common stock will not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of Evercore Partners Inc. The shares of Class B common stock are not convertible into shares of Class A common stock or any other security. Accordingly, Evercore has determined that these securities do not share in the earnings of Evercore Partners Inc. and accordingly no earnings are allocable to such class. Evercore advises the Staff that not more than 100 shares of Class B common stock will be outstanding at the time of the offering and that it does not expect that this number of shares of Class B common stock outstanding will increase materially following the offering.

2.	Please provide additional disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” explaining your use of a single-step income statement.

In response to the Staff’s comment, Evercore will include the following disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”:

“Presentation of Statements of Income

Consistent with the single-step presentation of our statements of income, we do not distinguish between operating and non-operating income and expenses as we consider all the various components of revenue and expenses as operating items when making management decisions. We maintain accounting records reflecting the collective results of our operations both from a revenue and expense standpoint. We base the analysis of our financial results and the management of our cost structure and overall profitability on such accounting records.”

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Securities and Exchange Commission	-3-	July 31, 2006

Please do not hesitate to call Vincent Pagano, Jr. at 212-455-3125 or Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Donald Walker
Todd K. Schiffman, Esq.
Gregory S. Dundas, Esq.

Evercore Partners Inc.
Adam B. Frankel, Esq.
David E. Wezdenko
Thomas J. Gavenda

Wilmer Cutler Pickering Hale and Dorr LLP
Mark G. Borden, Esq.
Stuart R. Nayman, Esq.